FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2019 The Bank of N.T. Butterfield & Son Limited

REPORT TO SHAREHOLDERS & FINANCIAL HIGHLIGHTS

SIX MONTHS ENDED JUNE 30, 2019

Butterfield is building sustainable value for shareholders through continued growth as the world's leading offshore bank and trust company. During the first half of 2019, we completed important acquisitions, introduced changes within our retail branch network, and enhanced the Group management structure. Revenue growth during the period, combined with ongoing diligence in the application of expense and capital management programs, resulted in strong returns.

The Core Return on Average Tangible Common Equity* for the six months ended June 30, 2019 was 25.1%, among the highest in our peer group. Net income for the period totaled $90.7 million, with both net interest income and non-interest income rising (by 3.5% and 7.2%, respectively) as compared to the same period last year. Interest income was up on increased investment yields and higher loan rates, while non-interest income received a boost from trust and custody business acquired from Deutsche Bank last year. Revenue growth was notably offset by a 10.9% increase in non-interest expenses; primarily salary and benefits costs associated with changes in our retail branch network in Bermuda and modifications to the management structure.

STRATEGIC CHANGES

Our Rosebank Banking Centre in Bermuda was closed in April as a consequence of customers' increased use of electronic channels for banking transactions, and a corresponding decrease in in-branch transaction volumes. In the Cayman Islands, where the population is increasing and different demographics have allowed for steadier in-branch volumes, we announced that we will be expanding our branch footprint to a fourth location with the opening of a new Banking Centre at the prestigious Camana Bay development later this year.

Since Q3 2018, Michael Neff, Managing Director of Bermuda, Richard Saunders, Managing Director of the Channel Islands, and Mike McWatt, Managing Director of the Cayman Islands, have been part of Butterfield's executive committee. The expansion of the Group executive committee to include the Managing Directors reflects the strategic importance of our three key banking segments, and recognizes that the geographic footprint of the Bank has grown significantly since the IPO in September 2016. In May, Dan Frumkin, Group Chief Operating Officer, stepped down, and Michael, Richard and Mike subsequently took on responsibilities for international trust, international corporate banking and Bermuda/Cayman back-office operations, respectively, while Michael Schrum, Group Chief Financial Officer, took on responsibility for information technology and corporate development.

Our Channel Islands business grew significantly this year with the completion of the acquisition of Guernsey-based ABN AMRO (Channel Islands) Limited, which specializes in the provision of intermediary and private banking services. We are currently working to integrate the acquired business and employees into the Butterfield network, and anticipate that it will be fully amalgamated within the next 12 months. The ABN AMRO acquisition followed the completion in Q1 of the onboarding of banking business acquired from Deutsche Bank in the Channel Islands and Cayman Islands, which added over $1 billion of deposits to our balance sheet. We view the Channel Islands as an important growth market for Butterfield.

Our trust, custody, asset management and banking businesses provide a geographically diversified mix of capital-efficient fee income and interest-based revenue. We are addressing the potential pressure on interest income associated with a decreasing rate environment through continued focus on expense control. Our core efficiency ratio* for the first six months of 2019 was 60.2%, down from 60.6% in 2018.

CAPITAL MANAGEMENT

Common Equity & Tier 1 and Total capital ratios were 20.1% and 22.7%, well in excess of regulatory minimums, and up from 19.6% and 22.4% at year-end 2018.

Through a combination of dividends and share buy-backs, Butterfield is able to reward shareholders as we continue to deliver attractive and stable returns. The Board declared dividends from year-to-date earnings totaling $0.88 per share ($0.44 in each of Q1 and Q2). A total of 1.49 million shares were repurchased during the first two quarters of 2019. As at June 30, 2019, a further 0.8 million shares can be repurchased under the current (2018) buy-back plan.

I am proud of the progress we have made in 2019 and I am confident that, with the dedication of our talented team, our growing presence in the world's premier offshore centers, and our mix of specialist businesses, we will continue to deliver strong returns to shareholders.

Michael W Colli

Michael W. Collins
Chairman and Chief Executive Officer

August 30, 2019

*See table "Reconciliation of US GAAP Results to Core Earnings" for reconciliation of US GAAP results to non-GAAP measures.

floating rate portfolio, as has portfolio rebalancing from GROUP HIGHLIGHTS floating into fixed bonds which have relatively higher Non-interest income rose 7.2% from $81.7 million at June yields. This was augmented by an increase in loan yields 30, 2018 to $87.6 million at June 30, 2019, and represented as a result of the repricing of floating rate loans in certain 32.6% and 33.2% of our total net revenue, respectively. jurisdictions. Banking fee revenues increased 7.4% to $23.2 million, due primarily to increased volumes of credit card transactions. Other gains (losses) at June 30, 2019 were a gain of $1.9 Trust revenues rose 6.1% to $25.6 million principally as million compared to a loss of $1.2 million at June 30, 2018. a result of new clients from the acquisition of Deutsche This increase related primarily to a non-core settlement Bank’s Global Trust Solutions business that occurred in loss on a defined benefit pension plan in 2018 compared 2018. Custody and other administration services revenues to net trading gains in 2019 due to pricing movements on rose 23.9% to $5.7 million due primarily to increases in certain mutual funds, as well as net gains on other real Bermuda relating to a new custody tariff and revised fee estate owned. schedule that was in effect for only part of 2018, as well as increases relating to the Deutsche Bank acquisition for Non-interest expenses increased 10.9% from $155.6 million which clients were only on-boarded later in 2018. Asset at June 30, 2018 to $172.6 million at June 30, 2019, due management revenues increased by 8.1% to $13.6 million primarily to salaries and other employee benefits relating due primarily to placement fees in Bermuda relating to to the closure of a bank branch in Bermuda, a voluntary a fund that was not in place in the first quarter of 2018. early retirement program, the costs associated with the Foreign exchange income rose 4.1% to $17.1 million. departure of a former senior Group executive, as well as higher headcount resulting primarily from the business Net interest income before provisions for credit losses rose acquisitions completed in 2018. 3.5% from $167.3 million at June 30, 2018 to $173.1 million at June 30, 2019. Total interest income rose 11.1% from Salaries and other employee benefits (including non- $176.9 million at June 30, 2018 to $196.5 million at June service employee benefits expense) increased by 21.9% to 30, 2019 due to higher investment income resulting from $94.9 million, as detailed above. Professional and outside increased yields on the investment portfolio, as well as an services costs decreased 20.4% to $11.8 million due mainly increase in interest on loans resulting primarily from higher to lower costs associated with regulatory compliance rates following the US Fed fund rate increases. Interest in 2019 as higher first year implementation costs were expense increased from $9.6 million at June 30, 2018 to incurred in 2018. Marketing expenses increased 40.2% $23.4 million at June 30, 2019 due primarily to higher costs to $3.3 million due principally to increased travel costs, from term deposits. as well as the impact of the timing of the Deutsche Bank acquisitions in 2018. Property expenses increased 6.5% to Provisions for credit losses decreased from a recovery of $11.1 million due mainly to increased property costs relating $2.5 million at June 30, 2018 to a recovery of $1.0 million at to the Deutsche Bank acquisitions in 2018. Indirect taxes June 30, 2019 due primarily to larger releases from general increased 6.4% to $10.5 million, due mainly to the release reserves in 2018. of a VAT accrual from 2018. The net interest margin (NIM) for the six months ended Total assets were $11.2 billion at June 30, 2019, up $0.5 June 30, 2019 was 3.24% compared to 3.13% a year ago. billion from December 31, 2018. The Bank maintained a The primary driver of the increase in NIM was investment highly liquid position at June 30, 2019 with $4.6 billion of portfolio and loan portfolio yields. Rising short-term US cash and cash equivalents, reverse repurchase agreements, interest rates have positively impacted the yield on our and short and long-term investments, excluding held-to-

maturity investments, representing 41.1% of total assets, Shareholders’ equity increased 5.3% from $882.3 million as compared with 40.1% at December 31, 2018. of December 31, 2018 to $928.7 million as of June 30, 2019, driven primarily by 2019 net income and the net change in The loan portfolio remained constant at $4.0 billion at unrealized gains (losses) on AFS investments offset by the June 30, 2019. Loans as a percentage of customer deposits payment of common share dividends and the purchase of were 40.7% at June 30, 2019 compared to 42.9% at the end common shares for treasury. of 2018. Allowance for credit losses totaled $24.1 million, a decrease of $1.0 million from year-end due primarily to Assets under administration were $119.4 billion at slightly lower general provisioning rates across several June 30, 2019. jurisdictions, which was partially offset by new specific provisions. Assets under management were $5.1 billion at June 30, 2019. The investment portfolio was $4.5 billion at June 30, 2019, up $0.3 billion from year-end 2018. The movement was Complete financial statements and notes to the financial due primarily to the increase in the deposit base, as well statements for the six months ended June 30, 2019 are as a decrease in net unrealized losses that are attributable available via the Investor Relations link of our website, largely to a decrease in longer-dated treasury rates during www.butterfieldgroup.com. the second quarter of 2019. Total deposits were $9.9 billion at June 30, 2019, an increase of $0.4 billion from year-end 2018. The increase was related primarily to increased deposits in 2019 following the rolling close of the Deutsche Bank acquisition.

FINANCIAL HIGHLIGHTS

(in thousands of US dollars except per share data - unaudited except where stated)

Consolidated Balance Sheets	June 30, 2019	As at December 31, 2018[1]
Cash due from banks, securities purchased under agreement to resell, and short-term investments	2,340,623	2,133,560
Investment in securities	4,524,251	4,255,364
Loans, net of allowance for credit losses	3,999,730	4,043,889
Premises, equipment and computer software	154,862	158,060
Total assets	11,228,969	10,773,178
Total deposits	9,852,251	9,452,241
Long-term debt (net of debt issuance costs)	143,411	143,322
Shareholders' equity	928,681	882,343

[1] Audited

	For the three-month period ended		For the six-month period ended	
Consolidated Statements of Operations	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Non-interest income	44,239	41,939	87,619	81,700
Net interest income after provision for credit losses	86,080	87,920	174,097	169,757
Revenue before gains and losses	130,319	129,859	261,716	251,457
Salaries and other employee benefits [2]	52,101	40,885	94,891	77,848
Other non-interest expenses [3]	39,769	37,685	78,020	78,476
Net income before gains and losses	38,449	51,289	88,805	95,133
Other gains (losses)	193	(1,577)	1,944	(1,224)
Net income	38,642	49,712	90,749	93,909
Non-core items [5]	12,491	2,000	12,105	2,838
Core net income [5]	51,133	51,712	102,854	96,747

[2] includes non-service employee benefits expense
[3] includes income taxes

Shareholder data				
Return on common equity (%)	17.1%	23.9%	20.3%	22.9%
Core return on average tangible common equity (%) [5]	24.6%	27.6%	25.1%	25.9%
Return on average assets	1.4%	1.8%	1.6%	1.7%
Core return on average tangible assets [5]	1.8%	1.9%	1.9%	1.8%
Efficiency ratio	70.0%	59.5%	65.2%	61.5%
Core efficiency ratio [5]	60.3%	59.0%	60.2%	60.6%
Earnings per share ($)				
Basic	0.73	0.90	1.70	1.71
Diluted	0.72	0.89	1.68	1.68
Diluted - core [5]	0.95	0.93	1.91	1.73
Number of common shares [6]	52,987,770	55,172,295	52,987,770	55,172,295
Dividend paid - common [4]	0.44	0.38	0.88	0.76

[4] Common share capital, BMD 0.01 par, authorized shares 8,000,000,000
[5] See table "Reconciliation of US GAAP Results to Core Earnings" for reconciliation of US GAAP results to non-GAAP measures.
[6] Actual outstanding excludes common shares held as treasury stock.

Directors' and Executive Officers' Share Interests

Pursuant to Regulation 6.9(2)(x)(a) and (b) of Section IIA of the Bermuda Stock Exchange Listing Regulations, the total interests of all directors and executive officers of the Bank as at June 30, 2019 in the common shares of the Bank were 279,592 shares.

During the six-month period ended June 30, 2019, 327,570 restricted common shares of the Bank were granted to executive officers and 6,272 unrestricted common shares were granted to directors. During the same period, no stock options were granted by the Bank and no outstanding stock options were exercised by executive officers or directors.

Further Financial Information

The Group's results are stated in accordance with US GAAP. Further financial information may be found on our web site at: www.butterfieldgroup.com.

RECONCILIATION OF US GAAP RESULTS TO CORE EARNINGS

The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or "non-core". Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

		For the three-month period ended		For the six-month period ended	
(in millions except per share amounts)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Net income to common shareholders	A	38.6	49.7	90.7	93.9
Non-core items					
Non-core (gains) losses					
Gain on disposal of a pass-through note investment (formerly a SIV)		—	(0.1)	(1.0)	(1.0)
Settlement loss on de-risking on a defined benefit plan		—	1.5	—	1.5
Total non-core (gains) losses	B	—	1.4	(1.0)	0.5
Non-core expenses					
Early retirement program, redundancies and other non-core compensation costs		11.3	—	11.3	—
Tax compliance review costs		—	0.1	—	0.3
Business acquisition costs		1.2	0.4	1.8	2.1
Total non-core expenses	C	12.5	0.6	13.1	2.3
Total non-core items	D=B+C	**12.5**	**2.0**	**12.1**	**2.8**
Core net income attributable to common shareholders	E=A+D	**51.1**	**51.7**	**102.9**	**96.7**
Average common equity	F	905.7	833.5	900.0	827.5
Less: average goodwill and intangible assets		(73.0)	(83.0)	(73.9)	(73.6)
Average tangible common equity	G	832.7	750.4	826.1	753.9
Return on equity	A/F	**17.1%**	**23.9%**	**20.3%**	**22.9%**
Core return on average tangible common equity	E/G	**24.6%**	**27.6%**	**25.1%**	**25.9%**
Core earnings per common share fully diluted					
Adjusted weighted average number of diluted common shares (in thousands)	H	53,547.1	55,904.0	53,912.9	55,864.2
Earnings per common share fully diluted	A/H	**0.72**	**0.89**	**1.68**	**1.68**
Non-core items per share	D/H	**0.23**	**0.04**	**0.22**	**0.05**
Core earnings per common share fully diluted	E/H	**0.95**	**0.93**	**1.91**	**1.73**
Core return on average tangible assets					
Total average assets	I	11,294.3	11,227.8	11,177.5	11,115.2
Less: average goodwill and intangible assets		(73.0)	(83.0)	(73.9)	(73.6)
Average tangible assets	J	11,221.3	11,144.7	11,103.6	11,041.7
Return on average assets	**A/I**	**1.4%**	**1.8%**	**1.6%**	**1.7%**
Core return on average tangible assets	**E/J**	**1.8%**	**1.9%**	**1.9%**	**1.8%**
Efficiency ratio					
Non-interest expenses		91.7	78.2	172.6	155.6
Less: Amortization of intangibles		(1.2)	(1.3)	(2.5)	(2.4)
Non-interest expenses before amortization of intangibles	K	90.5	76.9	170.1	153.2
Non-interest income		44.2	41.9	87.6	81.7
Net interest income before provision for credit losses		85.2	87.4	173.1	167.3
Net revenue before provision for credit losses and other gains/losses	L	129.4	129.3	260.8	249.0
Efficiency ratio	K/L	**70.0%**	**59.5%**	**65.2%**	**61.5%**
Core efficiency ratio					
Non-interest expenses		91.7	78.2	172.6	155.6
Less: non-core expenses	(C)	(12.5)	(0.6)	(13.1)	(2.3)
Less: amortization of intangibles		(1.2)	(1.3)	(2.5)	(2.4)
Core non-interest expenses before amortization of intangibles	M	78.0	76.3	157.0	150.9
Core revenue before other gains and losses and provision for credit losses	N	129.4	129.3	260.8	249.0
Core efficiency ratio	M/N	**60.3%**	**59.0%**	**60.2%**	**60.6%**

FORWARD-LOOKING STATEMENTS Certain of the statements made in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful integration of acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward- looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec. gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. The Bank of N.T. Butterfield & Son Limited 65 Front Street, Hamilton, Bermuda www.butterfieldgroup.com